VIA FACSIMILE AND U.S. MAIL
                                                                    June 5, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re:    Celgene Corporation
            Form 10-K Fiscal Year Ended December 31, 2005
            File No. 000-16132

Dear Mr. Rosenberg:
     This letter reflects Celgene Corporation's responses to the comments contained in the letter from the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") to Mr. Robert J. Hugin, Chief Financial Officer of Celgene, dated May 12, 2006 (the "Comment Letter"). These responses are numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 43

STAFF COMMENT:

1. Your cash flow discussion merely repeats amounts disclosed on the statement of cash flows. Please provide to us, in a disclosure-type format, information that addresses the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented. In doing so, please refer to Commission Release No. 33-8350: "Interpretation - Commission Guidance Regarding Management's Discussion and Analysis

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 2


     of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Additionally, please explain the significant increases and decreases in other operating assets presented in the operating activities section of your statement of cash flows. Please also explain the increase in accounts receivable, which is greater than the increase in your sales, and provide us with your calculation of days sales in accounts receivable to support any changes.

RESPONSE:

     Net cash provided by operating activities was $41.9 million in 2005, as compared to $155.9 million in 2004. The decrease was primarily due to higher working capital levels and higher income taxes paid in 2005 as well as the inclusion of $80.0 million received in 2004 related to the December 2004 amended thalidomide supply agreement with Pharmion, partially offset by higher net income in 2005. Accounts receivable, net of provisions for allowances, increased $31.8 million, of which approximately $15.8 million was due to an increase in net sales and $13.3 million was due to an increase in the days of sales outstanding. Also contributing to the increase in working capital was an increase in operating assets, which increased primarily due to amounts due from Novartis under the FOCALIN license agreement.


     In addition to our above disclosure-type response, you have requested that we also provide you with our actual DSO calculations. Accordingly, this information is set forth as follows:

          o    DSO at December 31, 2004 - 45 days

          o    DSO at December 31, 2005 - 54 days

     The increase in our DSO calculation was primarily due to timing of collections at a certain large customer.


     We will continue to assess the materiality of specific line items and expand our discussion of those items that help promote a more thorough understanding of our cash flows from operations on an ongoing basis. We will expand our discussion in Liquidity and Capital Resources in our MD&A to provide more detailed explanations of material changes in working capital components similar to the response above in our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in our subsequent periodic reports.

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 3

CRITICAL ACCOUNTING POLICIES, PAGE 47

STAFF COMMENT:

2. We believe that your disclosure related to estimates of items that reduce your gross revenue, namely sales returns, could be improved. Please provide us with the following information in a disclosure-type format:

         a). The effect that could result from using assumptions that are reasonably likely to occur to estimate sales returns other than those upon which your current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

         b). Factors, other than historical trends, and more specific than stating "trend experience," that you utilize to estimate your sales return accrual, such as levels of inventory in the distribution channels; estimated remaining product shelf life; price changes from competitors and introductions of new or generic competing products.

         c). To the extent that the information you consider in b. is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

         d). Please enhance your tabular disclosure on page 37 of your sales returns and allowances; discounts; Medicaid rebates; distributor chargebacks; and distributor services to roll-forward and quantify the following for each item for the financial statement periods presented:

                  o current provision related to sales made in current period;

                  o current provision related to sales made in prior periods;

                  o actual returns or credits in current period related to sales made in current period; and

                  o actual returns or credits in current period related to sales made in prior periods.

         e). Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to your Medicaid rebates and distributor chargebacks. For example, your disclosure that these items increased due to "higher sales volumes and price increases" is vague, as you also disclose price increases for the year ended December 31, 2004. Additionally, please address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 4

RESPONSE:

Background:       Our gross to net sales accruals are primarily driven by sales of THALOMID(R), which accounts for approximately 87% of our product sales. THALOMID(R) is approved for the treatment of erythema nodosum leprosum, or ENL, and was recently granted approval in combination with dexamethasone for the treatment of newly diagnosed multiple myeloma. THALOMID(R) is distributed under our S.T.E.P.S.(R), or System for Thalidomide
                  Education and Prescribing Safety, distribution program.
                  S.T.E.P.S.(R), which is a proprietary comprehensive education and risk-management distribution program, was designed and implemented working with the FDA and other governmental agencies. Among other things, S.T.E.P.S.(R) requires prescribers, patients and dispensing pharmacies to participate in a registry and an order cannot be filled unless the physician, patient and pharmacy have all obtained the appropriate registration number. Automatic refills are not permitted under the program. Each prescription may not exceed a 28-day supply and a new prescription is required with each order.

                  Although we invoice through traditional pharmaceutical wholesalers, all THALOMID(R) orders are drop-shipped directly to the prescribing pharmacy overnight. Wholesaler stocking of this product is prohibited. In addition, we do not offer commercial discounts on our products to pharmacies or hospitals and, therefore, have no commercial distributor chargebacks. Our chargebacks result from the difference between the wholesaler price and the lower federal ceiling price available to federally funded healthcare providers, such as Veterans Affairs and the U.S. Department of Defense.

         a). Our sales returns and allowances accruals were $21.3 million, $16.3 million and $12.7 million in 2005, 2004 and 2003, respectively, which equates to an accrual rate of 3.9%, 4.2% and 4.5% of gross product sales in each of the three respective years. We base this accrual, which primarily relates to THALOMID(R) sales returns, on actual returns history and the trend experience for lots where product is still being returned. A 10% change in our returns rate would have resulted in a $2.1 million decrease in our 2005 reported revenue. We will expand our discussion in Critical Accounting Policies to include a sensitivity analysis of our sales returns accrual similar to the response above in our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in our subsequent periodic reports.

                  The impact that external factors such as price changes from competitors and introductions of new and generic competing products could have on our sales returns accruals is highly judgmental and difficult to quantify. Our sales returns have not been impacted thus far by such external factors; however we will continue to monitor such factors in the future and, to the extent such factors

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 5


                  become more significant in estimating our sales returns accruals, we will discuss such factors in subsequent periodic reports.

         b). The stringent requirements of our S.T.E.P.S.(R) distribution process make factors other than the historical experience less significant when estimating our sales returns accruals for THALOMID(R). For example, as indicated above, THALOMID(R) is drop-shipped directly to the prescribing pharmacy and, as a result, wholesalers do not stock the product. Consequently, the product return exposure normally associated with traditional pharmaceutical product distribution channels is not applicable to us. Also, overstocking at the pharmacy level is limited by the fact that each prescription dispensed by a registered pharmacy is restricted to a 28-day supply and automatic refills are prohibited. In addition, since THALOMID(R) has a relatively long shelf life, typically two years, short-dated inventory has not historically been an issue. We will expand the discussion on our S.T.E.P.S.(R) distribution process and its impact on our sales returns accruals similar to the response above in our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in our subsequent periodic reports.

                  Further, as indicated in response 2a, THALOMID(R) sales returns have not been impacted thus far by external factors such as price changes from our competitors and/or the introduction of new or generic competing products. We continue to monitor these factors and, to the extent such factors become more significant in estimating our sales returns accruals for THALOMID(R), we will discuss such factors in our subsequent periodic reports.

         c). For the reasons set forth in response 2b, our sales returns accrual has been based on historical sales returns experience. Under this methodology, we track actual returns by individual production lots. Returns on closed lots, that is, lots no longer eligible for return credits, are analyzed to determine historical returns experience. Returns on open lots, that is, lots still eligible for return credits, are monitored and compared with historical return trend rates. Any changes from the historical trend rates are considered in determining current sales return accruals. Given the stringent distribution process and the fact that wholesalers do not stock inventory, we do not use information from external sources in estimating our product returns. We will include information similar to the response above in our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in our subsequent periodic reports.

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 6


         d). Gross to net sales accruals and the balance in the related allowance accounts for the years ended December 31, 2005, 2004 and 2003, were as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                      Returns                                   Distributor
(IN THOUSANDS $)                                        and                     Medicaid    chargebacks and
                                                    allowances     Discounts     rebates        services          Total
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         $ 2,783      $   290     $  1,512           $   434       $  5,019
 Allowances for sales during 2003                     12,659        5,503       12,975             7,618         38,755
 Credits issued for prior year sales                  (1,761)        (360)      (1,843)             (430)        (4,394)
 Credits issued for sales during 2003                 (5,313)      (4,776)      (8,444)           (6,733)       (25,266)
                                                   -------------------------------------------------------------------------
Balance at December 31, 2003                           8,368          657        4,200               889         14,114
 Allowances for sales during 2004                     16,279        7,448       15,780            14,976         54,483
 Credits issued for prior year sales                  (6,221)        (685)      (2,880)             (607)       (10,393)
 Credits issued for sales during 2004                 (8,826)      (6,583)     (11,566)          (11,537)       (38,512)
                                                   -------------------------------------------------------------------------
Balance at December 31, 2004                           9,600          837        5,534             3,721         19,692
 Allowances for sales during 2005                     19,476       10,948       35,009            35,926        101,359
 Allowances for sales during prior periods             1,780          -             89               -            1,869
 Credits issued for prior year sales                 (11,380)        (834)      (5,623)           (3,264)       (21,101)
 Credits issued for sales during 2005                (14,459)      (9,504)     (14,049)          (29,605)       (67,617)
                                                   -------------------------------------------------------------------------
Balance at December 31, 2005                         $ 5,017      $ 1,447     $ 20,960           $ 6,778       $ 34,202
============================================================================================================================

                  We will enhance the tabular disclosure of our gross to net sales accrual to include information similar to the response above in our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in our subsequent periodic reports.

         e). MEDICAID REBATES: The increase in our Medicaid rebate accrual in 2005 was due to higher sales volumes as well as price increases. The Medicaid rebate formula, which is established by the Center for Medicare and Medicaid Services, provides for price increases based on increases in the Consumer Price Index-All Urban Consumers, or CPI-U. Price increases in excess of the allowable increase results in a higher unit rebate amount, or URA. As a result of THALOMID(R) price increases in excess of allowable amounts, the Medicaid URA and consequently the Medicaid rebate accrual for 2005 increased as a percentage of gross product sales, as compared to the accrual for 2004.

                  Medicaid rebate accruals recorded within our statement of operations for the years ended December 31, 2005, 2004 and 2003 are computed using the Medicaid URA, as determined under the Medicaid rebate formula, applied to the estimated Medicaid dispense quantities. Actual Medicaid dispense quantities are reported by individual states on a 45-60 day quarter-end lag. Minor differences in Medicaid rebate accruals resulting from differences in the estimated Medicaid dispense quantities and actual Medicaid dispense quantities are adjusted in the following period.

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 7

                  DISTRIBUTOR CHARGEBACKS: As indicated in the above background information, we do not offer commercial discounts on our products to pharmacies or hospitals and, therefore, have no commercial distributor chargebacks. Our distributor chargebacks result from the difference between the wholesaler price and the lower federal ceiling price, or FCP, available to federally funded healthcare providers, such as Veteran Affairs and the U.S. Department of Defense. Like the Medicaid URA calculation, which is impacted by price increases in excess of the allowable amount, the FCP is further reduced for price increases in excess of allowable CPI-U increases and, as in the case of Medicaid rebate accruals, the THALOMID(R) price increases in excess of allowable amounts has resulted in higher distributor chargeback accruals in 2005, as compared to 2004. Moreover, under our S.T.E.P.S. (R) distribution program, we can determine precisely which pharmacies are eligible for the lower FCP pricing and, therefore, we record the actual chargeback allowance amount at the time of sale.

                  We will expand our discussion on Medicaid rebates and distributor chargebacks similar to the response above in our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in our subsequent periodic reports.
STAFF COMMENT

3. Your disclosure regarding other-than-temporary impairments of available-for-sale marketable securities and accounting for long-term incentive plans appears to duplicate your description of the related accounting policies disclosed in note (1) to your consolidated financial statements. Giving consideration to Commission Release No. 33-8350, please provide us with additional information, in a disclosure-type format, that addresses your analysis of the uncertainties involved in applying the related accounting principles to these estimates that you have identified as "critical" and that explains why these accounting estimates or the underlying assumptions bear the risk of change. Explain how these estimates have affected your results of operations and provide to us disclosure that quantifies how accurate these estimates and underlying assumptions have been in the past.

RESPONSE:

     OTHER-THAN-TEMPORARY IMPAIRMENTS OF AVAILABLE-FOR-SALE MARKETABLE
     SECURITIES: A decline in the market value of any available-for-sale marketable security below its cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security established. The determination of whether an available-for-sale marketable security is other-than-temporarily impaired requires significant judgment on our part and requires consideration of available quantitative and qualitative evidence in evaluating the potential impairment. Our marketable securities consist primarily of debt securities whose fair value is affected by interest rate and credit rating changes. The fair value of certain debt securities during 2005 were negatively impacted by interest rate increases that occurred in 2005. If the cost of an investment exceeds its fair value, factors evaluated to determine whether the investment is other-than-temporarily impaired include: significant deterioration in the issuer's earnings performance, credit rating, asset quality, business prospects of the issuer; adverse changes in the general market

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 8

     conditions in which the issuer operates; length of time that the fair value has been below our cost, our expected future cash flows from the security and our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Assumptions associated with these factors are subject to future market and economic conditions, which could differ from our assessment.

     At the end of 2005, we determined that certain securities with an amortized cost basis of $7.0 million had sustained an other-than-temporary impairment and recognized a $3.1 million impairment loss, which was recorded in interest and other income, net. We have not sustained other-than-temporary impairment losses in the past.

     ACCOUNTING FOR LONG-TERM INCENTIVE PLANS: In 2003, we established a Long-Term Incentive Plan, or LTIP, designed to provide key officers and executives with performance-based incentive opportunities contingent upon achievement of pre-established corporate performance objectives, and payable only if employed at the end of the performance cycle. The 2003 performance cycle, or the 2005 Plan, began on May 1, 2003 and ended on December 31, 2005; the 2004 performance cycle, or the 2006 Plan, began on January 1, 2004 and will end on December 31, 2006; and the 2005 performance cycle, or the 2007 Plan, began on January 1, 2005 and will end on December 31, 2007. The 2006 performance cycle, or the 2008 Plan, was approved by the Management Compensation and Development Committee of the Board of Directors in January 2006 and will end on December 31, 2008.

     Performance measures for the all Plans are based on the following components: 25% on earnings per share, 25% on net income and 50% on revenue. Payouts for the 2005, 2007 and 2008 Plans may be in the range of 0% to 200% of a certain percent of a participant's salary, while the payout range for the 2006 plan is 0% to 150%. Upon a change in control, participants will be entitled to an immediate payment equal to their target award, or, if higher, an award based on actual performance through the date of the change in control.

     Assuming achievement of 100% of the established targets, the aggregate payout under the Plans would be $12.7 million and the maximum aggregate payout under the Plans is $23.0 million. We accrue the long-term incentive liability over each three-year cycle. At December 31, 2005, the recorded liability for the long-term incentive plans was $8.3 million.

     Accruals recorded for the LTIP entail making certain assumptions concerning future earnings per share, net income and revenues, the actual results of which could be materially different than the assumptions used. Accruals for the LTIP are reviewed on a regular basis and revised accordingly so that the liability recorded reflects updated estimates of future payouts. In estimating the accruals management considers actual results to date for the performance period, expected results for the remainder of the performance period, operating trends, product development, pricing and competition.

     We will expand our discussion in Critical Accounting Policies to provide more analysis of the uncertainties involved in determining estimates of other-than-temporary impairments of available-for-sale marketable securities and accruals for LTIP in our next Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and in our subsequent periodic reports.

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 9

Consolidated Financial Statements

STATEMENTS OF CASH FLOWS, PAGE F-5

STAFF COMMENT

4. Please provide us with your computation of the following amounts presented in the operating activities section of your statements of cash flows for the years ended December 31, 2005 and 2004: deferred income taxes of $(91,356) and $(79,847), respectively; and increase in income tax payable of $74,155 and $40,404, respectively.

RESPONSE:

     Our computation of deferred income taxes and income taxes payable as presented in the operating activities section of the Statements of Cash Flows for the years ended December 31, 2005 and 2004 are as follows:

     INCOME TAXES PAYABLE - DECEMBER 31, 2005:

                                                                                 (IN THOUSANDS $)
     ---------------------------------------------------------------------------------------------
     Change in income taxes payable from balance sheet                           $      (26,473)
     Tax benefit on employee stock option exercises in current year                      62,674
     Tax benefit on employee stock option exercises that give rise to net
         operating losses                                                                40,917
     Currency translation adjustments                                                       744
     Other tax liabilities                                                               (3,707)
                                                                                 -----------------
     INCREASE IN INCOME TAXES PAYABLE                                            $       74,155
     =============================================================================================

     DEFERRED INCOME TAXES - DECEMBER 31, 2005:

                                                                                 (IN THOUSANDS $)
     ---------------------------------------------------------------------------------------------
     Current year deferred income tax benefit                                    $      (47,120)
     Tax benefit on employee stock option exercises that gave rise to
         net operating losses                                                           (40,917)
     Other deferred tax assets                                                           (3,319)
                                                                                 -----------------
     DEFERRED INCOME TAX                                                         $      (91,356)
     =============================================================================================

     INCOME TAXES PAYABLE - DECEMBER 31, 2004:

                                                                                 (IN THOUSANDS $)
     ---------------------------------------------------------------------------------------------
     Change in income taxes payable from the balance sheet                       $       40,907
     Currency translation adjustments                                                      (503)
                                                                                 -----------------
     INCREASE IN INCOME TAXES PAYABLE                                            $       40,404
     =============================================================================================

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 10

     DEFERRED INCOME TAXES - DECEMBER 31, 2004:

     In connection with the preparation of the 2005 financial statements, we reclassified deferred taxes in our 2004 Statement of Cash Flows to conform to our 2005 presentation.

     ------------------------------------------------------------------------------------------
                                                       December 31,               (Increase)
     (IN THOUSANDS $)                              2004            2003            Decrease
     ------------------------------------------------------------------------------------------
     Balance sheet data:

           Current Assets                         $  4,082         $   -           $  (4,082)
           Non-Current Assets                       75,765             -             (75,765)
                                                ----------------------------    ---------------
             Total Assets                         $ 79,847         $   -           $ (79,847)

           Current Liabilities                       5,447             -
           Non-Current Liabilities                  61,152             -
                                                ----------------------------
             Total Liabilities                    $ 66,599         $   -

         Change in Deferred Income Taxes                                           $ (79,847)
     ===========================================================================================

     We reclassified our deferred tax assets but not the offsetting deferred tax liabilities. The change in deferred income taxes of $(79.8) million represents the change in deferred tax assets. The current deferred tax liability was included in the change in accounts payable and accrued expenses, where it was originally presented in the 2004 Statement of Cash Flows, and the non-current liability was included in the change in other operating assets, where it was originally presented with our non-current deferred tax assets in the 2004 Statement of Cash Flows. There is no impact on our operating cash flows from not reclassifying the offsetting deferred tax liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (1)  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-12

STAFF COMMENT

5. Please provide us with additional information, in a disclosure-type format, that clarifies your revenue recognition policy with respect to research and development milestones. That is, tell us whether you recognize revenue related to research and development milestones over the remaining product development period and whether you recognize a proportionate amount on receipt that correlates to the work already performed under the development arrangement.

RESPONSE:

     Revenues from the achievement of research and development milestones under arrangements, if deemed substantive, are recognized as revenue upon achievement of the milestone.

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 11

     Milestones are considered substantive if all of the following conditions are met: the milestone is nonrefundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the milestone payment will be deferred and recognized as revenue as we complete our performance obligations.

     We will expand our footnote disclosure to clarify our revenue recognition policy for research and development milestones in our subsequent periodic reports.


 (2) ACQUISITIONS AND DISPOSITIONS, PAGE F-16

STAFF COMMENT

6. Please tell us your basis for ascribing value of $33.1 million to deferred taxes in conjunction with your acquisition of Penn T. Refer to paragraph 38 of SFAS No. 141 and clarify your purchase price allocation, as it is unclear whether you ascribed value to pre-acquisition deferred tax liabilities recognized by Penn T.

RESPONSE:

     Pursuant to paragraph 38 of SFAS No. 141, we did not recognize any of the deferred income taxes recorded by Penn T before its acquisition. Instead, pursuant to paragraph 30 of SFAS No. 109, deferred tax liabilities were established for the difference between the tax bases of zero and the assigned values of the following acquired assets:

              --------------------------------------------------------
              (IN THOUSANDS $)
              --------------------------------------------------------
               Intangible assets                             $ 99,841
               Inventory step-up                               10,640
                                                            ----------
                                                             $110,481
               Enacted UK tax rate                              30.0%
                                                            ----------
              Recognized deferred tax liabilities            $ 33,144
              ========================================================


(16) SPONSORED RESEARCH, LICENSE AND OTHER AGREEMENTS, PAGE F-29

STAFF COMMENT

7. Please provide us with additional information, in a disclosure-type format, that clarifies your treatment of the amended supply agreement with Pharmion Corporation related to thalidomide. Please also clarify how you recognized the "one-time" payment of $77 million in your financial statements for the year ended December 31, 2004 and subsequent periods, if applicable. Explain whether your accounting treatment of this one-time payment is consistent

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 12

     with your stated revenue recognition policy and ensure that your disclosure explains the change in deferred revenue reported on the balance sheet.

RESPONSE:

     In December 2004, following our acquisition of Penn T Limited, our wholly-owned subsidiary Celgene UK Manufacturing II Limited, or CUK II, (formerly known as "Penn T Limited") entered into an amended thalidomide supply agreement with Pharmion whereby, in exchange for a reduction in Pharmion's purchase price of thalidomide to 15.5% of its net sales of thalidomide, CUK II received a one-time payment of 39.6 million British pounds sterling, or U.S. dollar equivalency of $77.0 million. Under the December 2004 agreement, as amended, we also received a one-time payment of $3.0 million in return for granting license rights to Pharmion to develop and market thalidomide in additional territories and eliminating certain of our license termination rights. Under a separate letter agreement simultaneously entered into by the parties, Pharmion has also agreed to provide us with an aggregate $8.0 million over a three-year period commencing January 1, 2005 and ending December 31, 2007 to support the two companies' existing thalidomide research and development efforts.


     Pursuant to EITF 00-21, we have determined that the agreements constitute a single unit of accounting and pursuant to SAB No. 101, as amended by SAB No. 104, we have recorded the payments received as deferred revenue and are amortizing such payments straight line over an estimated useful life of 13 years, which is the estimated life of the supply agreement. The remaining payments to be received under the thalidomide research and development letter agreement (i.e., approximately $5.3 million) will be recorded as deferred revenue as such payments are received and amortized over the remaining useful life. Deferred revenue was negatively impacted by foreign currency translation in 2005.

     We will expand our footnote disclosure to clarify our revenue recognition policy with respect to the amended supply agreement and letter agreement with Pharmion Corporation in our subsequent periodic reports.

Should you or your staff have any questions concerning our responses, please do not hesitate to contact our Corporate Controller, Jim Swenson at (908) 673-9607.

Celgene Corporation
File No. 000-16132
June 5, 2006
Page 13

In connection with responding to the Comment Letter, we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.



Sincerely,



Robert J. Hugin,
Chief Financial Officer



cc: Amy Bruckner, Staff Accountant
    Lisa Vanjoske, Assistant Chief Accountant